Exhibit (d)(7)

January 13, 2012

Gene Austin

11501 Domain Drive

Suite 200

Austin, TX 78758

Dear Gene:

I am very pleased to offer you the position of President of the Enterprise Customer Business Unit of Blackbaud, Inc. (“Blackbaud”), reporting to me. We look forward to your contributions to the new organization, which shall commence after the closing of the acquisition of Convio, Inc. by Caribou Acquisition Corporation (“Closing Date”). All other terms that are not defined herein shall have the meanings assigned to them in the attached Employee Agreement.

Your compensation will consist of the following components:

•	Base salary of $370,000 annually, minus applicable withholdings, which will be paid on a semi-monthly basis.

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You will be eligible to participate in an annual incentive plan that is tied to both business unit financial performance and achievement of your personal objectives. Your “target” bonus opportunity will be fifty percent (50%) of base pay. Additional plan details will be provided following commencement of your employment.

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Subject to approval by Blackbaud’s Board of Directors, you will be granted Restricted Shares and Stock Appreciation Rights (SARs) of Blackbaud common stock as further outlined in the Restricted Stock and SARs grant and the accompanying Stock Plan. Blackbaud will grant both the Restricted Stock and the SARs to you in the open trading window period following your start date. Both grants will vest over four (4) years.

•	The number of Restricted Shares will be determined by dividing $200,000 by the 30-day average share price prior to approval by the Board of Directors.

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The number of SARs will be determined by dividing $200,000 by the 30-day average share price prior to approval by the Board of Directors, using Black-Scholes methodology. The strike price will be determined using the closing market value on the day of approval by the Board of Directors.

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As a member of the Strategy Committee, subject to approval by Blackbaud’s Board of Directors, you will be awarded performance shares valued at $250,000. Further details will be provided to you under separate cover, taking into account your employment date and the specifics of the Blackbaud Vision 2015 Plan.

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You will be eligible to participate in Blackbaud’s annual Long Term Incentive Plan (LTIP). The LTIP awards selected managers for their performance and long term potential within our company. Participants are typically awarded stock grants which will vest over four (4) years. The annual program and all grants require the approval of Blackbaud’s Board of Directors. The grant will be made up of Restricted Shares and SARs, with eligibility beginning in November 2013.

•	You will remain on Convio benefit plans, subject to the terms of such plans, including medical, dental, life, and 401(k), until such time as Convio plans and Blackbaud plans are integrated.

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Notwithstanding the terms of the Convio Stock Incentive Plan and your grants thereunder, all unvested Convio options and Convio RSUs will accelerate and vest as of the Closing Date and be terminated and paid out as vested awards and outstanding stock.

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Your employment will be at-will, which means either you or we may terminate your employment at any time with or without Cause (as defined below). However, in the event that Blackbaud terminates your employment without Cause, and not as a result of your death or disability or you voluntarily resign within the first twelve (12) months following your start date of employment, Blackbaud will continue to pay you your then-current base salary for an additional twelve (12) months following your termination, provided that you sign and do not revoke a general release of known and unknown claims in a form satisfactory to Blackbaud and resign from all positions with Blackbaud. If such additional twelve (12) months of payments have not been entirely paid by the March 15 of the calendar year following such termination without Cause or voluntary resignation, any payments that had not then been paid shall be paid on such March 15 in a single lump sum payment.

In the event that you die or you are permanently disabled so that you cannot perform the essential functions of your position, with or without a reasonable accommodation, or you voluntarily leave for any reason after the first twelve (12) months of your employment or are terminated with Cause, no severance pay will be due to you.

“Cause” means (a) your commission of an act of fraud or other illegal acts; (b) material violation of any agreement between you and Blackbaud, including the Employee Agreement; or (c) any material failure or refusal to perform reasonably-assigned duties, provided that such material failure or refusal is not corrected as promptly as practicable in accordance with Blackbaud’s performance management process.

This offer is contingent upon your execution of the enclosed Employee Agreement, which includes, among other things, a non-compete and a non-solicitation covenant.

We expect that you will play an important role in our success, and we are eager for you to join us as a full time employee. Please call John Mistretta at 843-654-3524 if you have any questions.

Sincerely,

/s/ Marc Chardon
Marc Chardon
President and CEO, Blackbaud, Inc.

Obtaining proprietary information by inducing disclosures by past or present employees of other companies is prohibited by Blackbaud’s Code of Conduct. I confirm that I have not disclosed any confidential information to Blackbaud in violation of any non-disclosure or confidentiality agreement with a previous employer.

Please signify acceptance of this offer by signing and returning both pages of this offer letter and the signed Employee Agreement by email to John Mistretta, Senior Vice President of Human Resources (john.mistretta@blackbaud.com) by January 16, 2012.

I accept the terms and conditions of this offer letter as stated above.

/s/ Gene Austin	January 16, 2012
Gene Austin	Date

THIS CONTRACT IS SUBJECT TO ARBITRATION PURSUANT TO SECTION 13 BELOW.

EMPLOYEE AGREEMENT

This EMPLOYEE AGREEMENT (this “Agreement”), effective as of the Closing Date (as defined in the Offer Letter), is entered into by and between BLACKBAUD, INC. (the “Company”), and Gene Austin (the “Employee”).

WHEREAS, in connection with Employee’s employment with the Company, Employee has and will continue to have access to valuable, confidential, privileged and/or proprietary information relating to the Company’s business, customers, processes, vendors and relationships;

WHEREAS, the parties agree that this Agreement provides sufficient consideration for restrictions, covenants, promises, and other terms contained herein; and

WHEREAS, the Company and Employee desire to memorialize certain terms relating to non-disclosure, non-solicitation, and non-competition.

NOW, THEREFORE, in consideration of the Company’s agreement to employ Employee, the mutual promises and covenants of the parties, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the Company and Employee stipulate and agree as follows:

1.	Nature of the Business. For purposes of this Agreement, the “Business” shall be defined as products and/or services that are both (1) related to the design, development, marketing, sale or servicing of software, software applications, internet applications, donor research and management, prospective donor analysis or e-commerce solutions, or consulting with respect thereto; and (2) used by non-profit organizations in connection with fund raising, e-commerce, accounting, school administration or ticketing.

2.	Consideration. It is stipulated and agreed that this Agreement is being entered at the inception of Employee’s employment with the Company. Employee expressly acknowledges that signing this Agreement was a material inducement for the Company to enter into the employment relationship.

3.	Covenants Not to Use or Disclose Confidential Information.

It is stipulated and agreed that as a result of Employee’s employment by the Company, Employee has and will have access to valuable, highly confidential, privileged and proprietary information not generally available in the public domain relating to the Company’s Business (the “Confidential Information”). For purposes of this Agreement, “Confidential Information” means the Company’s, or its affiliated companies’, trade secrets; patents; copyrights; software (including, without limitation, all programs, specifications, applications, routines, subroutines, techniques, algorithms, and ideas for formulae); products and/or services; concepts; inventions; know-how; data; drawings; designs; documents; names and/or lists of clients, customers, client and/or customer usage, prospective clients and/or customers, employees, agents, contractors, and suppliers; marketing information; business plans; business methodologies and processes; strategies; financial information and other business records; and all copies of any of the

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foregoing, including notes, extracts, memoranda shared with, prepared or suffered or directed to be prepared by Employee based on any Confidential Information. It is further acknowledged and agreed that the unauthorized use or disclosure by Employee of any of the Confidential Information would seriously damage the Company in its Business. Confidential Information does not include generalized skills or knowledge acquired by Employee in the course of his/her duties.

As a consequence of the above, with respect to any Confidential Information that is obtained by Employee during or as the result of Employee’s performance of services for the Company and/or its customers, affiliated companies, vendors, suppliers and distributors, whatever its nature and form and whether obtained orally, by observation, from written materials or otherwise, Employee agrees that during the term of Employee’s employment and after the termination of Employee’s employment for any reason:

(a)	Employee will hold all Confidential Information in strict confidence and will not use, publish, divulge or otherwise reveal or allow to be revealed any portion thereof to any third person, Company or other entity, except to or with the prior written consent of the Company;

(b)	Employee will use his/her best efforts to assure that all Confidential Information is properly protected and kept from unauthorized persons or entities, and will immediately report to the Company any misuse of Confidential Information by another person or entity that Employee may encounter or of which Employee may become aware;

(c)	Employee will make no use of any Confidential Information except such use as is required in the performance of Employee’s services for the Company; and

(d)	Upon termination of Employee’s employment with the Company for any reason, or upon the Company’s request, Employee will immediately deliver to the Company all documents, software, hardware, written materials and other items of any kind, and any copies thereof that contain Confidential Information.

4.	Covenant Not to Compete or Solicit Customers.

In order to protect the substantial time, money and effort invested by the Company in the training and development of its employees, the research and development of its products, its selling, marketing, pricing and servicing strategies, the development of good will among its members and vendors and other legitimate business interests, the Company and Employee further agree as follows:

(a)	During the term of Employee’s employment and for one (1) year following the termination of his/her employment (the “Restricted Period”), Employee will not, either directly or indirectly, for himself/herself or on behalf of any other person, business, enterprise or entity, compete with Company by providing services similar to the Business of Company to any other person, business, enterprise or entity that competes with Company.

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The Employee acknowledges that the Company has an international presence and that although headquartered in Charleston, South Carolina, the Company does business not only throughout South Carolina but also throughout the United States, Canada, Europe, Latin and South America, Australia and New Zealand. The parties acknowledge that their sole intention in this Section 4 is to prohibit direct competition in relation to the Business that could affect the Company’s business with existing or potential customers for the limited period described. The Employee acknowledges that, despite the lack of geographical restrictions, the covenant set forth in this paragraph is reasonable and necessary to protect the legitimate interests and goodwill of the Company due to the global nature of the Company’s business and its worldwide customer base. Before entering into this Agreement, the Employee has considered the limitations that the covenant in this paragraph could impose on his ability to find other employment and has determined that the covenant would not cause undue hardship to Employee or his or her family. The Employee also agrees that the Business constitutes a small part of the market for Employee’s services, that Employee’s employment opportunities and livelihood are not limited to the provision of services relating to the Business, and that the covenant will not create undue hardship for Employee or his family. It is the desire and intent of the parties that the provisions of this paragraph be enforced to the fullest extent permitted under the laws and public policies of each jurisdiction in which enforcement is sought.

(b)	In addition to, but not in limitation of the restrictions set forth above, the Employee further promises and agrees that unless the Company has given its prior written consent, which can be withheld in its sole discretion, he/she will not advertise or market services as a Company employee or former Company employee or as an expert in any Company products or services or any similar designation in connection with the foregoing. In the event Employee’s employment hereunder is terminated, during the Restricted Period as defined above, he/she will not, directly or indirectly, either on behalf of himself/herself or any other person, business, enterprise or entity, (i) solicit Company’s Customers for any business purpose in competition with or in conflict with the Business of Company or (ii) divert business away from Company with respect to Company’s Customers. For purposes of this Agreement “Customers” shall mean any current customer or prospective customer of the Company (1) with whom Employee had contact directly or indirectly in connection with Employee’s employment with Company during the two (2) years prior to the termination of Employee’s employment with Company; or (ii) about whom Employee had access to proprietary, confidential, or commercially advantageous information through Employee’s employment by Company during the two (2) year period prior to the termination of Employee’s employment with Company.

5.	Covenant Not to Solicit Employees. In the event Employee’s employment hereunder is terminated, for a period of one (1) year after the termination Employee will not, directly or indirectly, either on behalf of himself/herself or any other person, business, enterprise or entity, solicit for employment, employ, hire, contract with, or otherwise engage any Applicable Personnel. For purposes of this Section, “Applicable Personnel” means any person that was employed or engaged as an employee or independent contractor of Company at any time during the six (6) month period prior to termination of Employee’s employment with Company.

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6.	Exclusive Employment. Employee shall not without the express prior written consent of the Company, directly or indirectly, during Employee’s employment with the Company, render professional services to any person or firm for compensation or engage in any activity competitive with and/or adverse to the Company’s purposes, mission or interests, whether alone, as a partner or member, or as an officer, director, employee or shareholder of any other corporation or entity or as a trustee, fiduciary or other representative of any other activity or entity, except with the express written approval of the Company, which the Company may revoke at any time in its sole discretion.

7.	Ownership and Assignment of Inventions. Employee understands and agrees that Employee is performing work for hire for the Company and that any Inventions (as defined below) developed or conceived by Employee during Employee’s employment with the Company are the sole property of the Company. “Inventions” shall include any inventions, improvements, developments, discoveries, programs, designs, products, processes, information systems and software, as well as any other concepts, works and ideas, whether patentable or not, relating to any present or prospective activities or Business of the Company. Employee agrees to make the Company aware of all such Inventions. To the maximum extent permitted by applicable law, Employee further agrees to assign and does hereby assign to the Company all rights, title and interest in and to all such Inventions hereafter made by Employee. This Section does not apply to any Invention for which Employee affirmatively proves that: (a) no equipment, supplies, facility, trade secrets, or Confidential Information of the Company was used; (b) the Invention was developed entirely on Employee’s own time; and (c) the Invention did not result, either directly or indirectly, from any work performed by Employee for the Company.

8.	Remedies. It is stipulated and agreed that a breach by Employee of any of the covenants contained in Sections 3, 4, 5, 6 or 7 of this Agreement would cause irreparable damage to the Company. The Company, in addition to any other rights or remedies that the Company may have, shall be entitled to an injunction restraining Employee from violating or continuing any violation of such covenants. Such right to obtain injunctive relief may be exercised at the option of the Company, concurrently with, prior to, after, or in lieu of the exercise of any other rights or remedies that the Company may have as a result of any such breach or threatened breach of this Agreement. Employee agrees that upon breach of any of the covenants contained in Sections 3, 4, 5, 6 or 7 of this Agreement, the Company shall be entitled to an accounting and repayment of all profits, royalties, compensation, and/or other benefits that Employee directly or indirectly has realized or may realize as a result of, or in connection with, any such breach. Employee further agrees that she will be liable for any expenses the Company may incur, including attorneys’ fees, to enforce the terms of this Agreement.

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9.	No Effect on Trade Secret Laws. Notwithstanding anything herein to the contrary, nothing in this Agreement is intended to alter, limit (temporally, geographically, or otherwise), or have any effect whatsoever on Employee’s obligation to refrain from disclosing the Company’s trade secrets. Nothing in this Agreement shall limit or otherwise affect the Company’s remedies for any violation of applicable trade secrets laws, all of which shall be cumulative to any remedies available to the Company for a breach of this Agreement.

10.	Other Agreements/Warranties. Employee warrants that Employee is not bound by the terms of a confidentiality agreement or non-competition agreement or any other agreement with a former employer or other third party that would preclude Employee from accepting employment with the Company or that would preclude Employee from effectively performing Employee’s duties for the Company. Employee further warrants that Employee has the right to make all disclosures that Employee will make to the Company during the course of Employee’s employment with the Company. Employee agrees that Employee shall not disclose to the Company, or seek to induce the Company to use, any confidential information in the nature of trade secrets or other proprietary information belonging to others and that in the event that the Company directs Employee to perform tasks that would result in the disclosure or use of any such confidential information, that Employee shall notify the Company in advance of any such disclosure. Employee agrees to defend, indemnify, and hold harmless the Company for any losses that it incurs as a result of the Employee’s violation of any non-competition, non-solicitation, non-disclosure, or trade secret obligations that she may have to any other party during her Employment with the Company.

11.	Acknowledgment of Reasonableness. Employee has carefully read and considered the provisions of this Agreement, has had the opportunity to consult with an attorney of Employee’s choice, and agrees that the restrictions and remedies set forth herein are fair and reasonably required for the protection of the Company. In the event that any provision relating to the scope of the restrictions shall be declared by a court of competent jurisdiction to exceed the maximum scope that such court deems reasonable and enforceable under applicable law, the Company and the Employee agree that the scope of the restriction held reasonable and enforceable by the court shall thereafter be the scope of this Agreement.

12.	Severability; Survival. The covenants described herein and all provisions and sub-provisions of this Agreement are intended to be severable. If any term, covenant, provision, sub-provision, or portion thereof is held to be invalid, void or unenforceable by a court of competent jurisdiction for any reason whatsoever, such ruling shall not affect the remainder of this Agreement, which shall remain in full force and effect. Any provision of this Agreement that contemplates performance or observance subsequent to termination of the Agreement, regardless of the date, cause or manner of such termination, shall survive such termination and shall continue in full force and effect.

13.

Dispute Resolution; Applicable Law. Except as otherwise set forth in Section 8 above, the parties agree that all disputes, claims and controversies arising out of this Agreement shall be settled by arbitration in accordance with the American Arbitration Association rules, such arbitration to take place in the location of the Company office to which Employee is assigned, and judgment upon the award rendered in any such arbitration may

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be entered in any court, state or federal, having jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall, in all respects, be governed by and construed according to the laws of the State of South Carolina, without regard to its conflict of law principles.

14.	Waiver. Any waiver of a breach of any provision of this Agreement must be in writing and signed by the waiving party. Any waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of, or estoppel with respect to, any subsequent breach of such provision or any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not deprive that party of its right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

15.	Employment At-Will. Nothing in this Agreement shall be interpreted to create a contract of employment for any specific time. Employee is and shall remain an employee at-will, and either party may terminate the employment relationship at any time for any reason or no reason at all.

16.	Entire Agreement. This Agreement constitutes the entire agreement between the parties as of the date hereof with respect to the subject matter hereof and supersedes any previous understandings, representations, statements and agreements, whether oral or written, between or among the parties with respect to the subject matter hereof. This Agreement may be modified only by written agreement, signed by all of the parties and expressly purporting to modify this Agreement.

17.	No Assignment / Binding Effect. Employee may not assign this Agreement to any other person or entity without the Company’s express written consent, which may be withheld for any reason or no reason at all. This Agreement shall be binding on Employee’s heirs, successors, and permitted assigns.

18.	No Construction Against Drafter. The Company and Employee each represent and warrant that they each contributed to the negotiation and drafting of this Agreement and that it should not be construed against either party.

19.	Counterparts. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

[SIGNATURES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the Closing Date.

EMPLOYEE:

/s/ Gene Austin

BLACKBAUD, INC.:

/s/ John Mistretta
By:	John Mistretta
Its:	Senior Vice President, Human Resources

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